EXHIBIT 16.1

Grant Thornton International Grant Thornton	Grant Thornton
Divisional Office
Asia Pacific

February 25, 2005

Madam Hong Ying
Chairman and Managing Partner
Grant Thornton Beijing
Rm 1601-1608 Scitech Tower
22 Jianguomenwai Ave.
Beijing 100004
Peoples Republic of China

BY FAX: 8610 6512 3454
BY EMAIL: hy@gtb.com.cn

Dear Madam Hong Ying:

It has come to our attention that you may have issued two audit reports on the December 31, 2003 financial statements of Weifang Shengtai Medicine Co., Ltd. (Weifang Shengtai). Each of these reports is signed in the name of Grant Thornton Beijing, China and each is dated February 19, 2004 - though one audit report contains a “limitation of scope qualification” highlighting an inability to conduct adequate procedures for 2003 beginning balances (Scope Limitation Audit Report), while the other audit report is unqualified (Unqualified Audit Report). It appears that on June 8, 2004, a United States Company, Bio-One Corporation (Bio-One), filed a Form 8-K with the United States Securities and Exchange Commission (Commission) in which it reported that it had acquired a 51 percent interest in Weifang Shengtai; that filing also contained the Scope Limitation Audit Report. Thereafter, on November 26, 2004, Bio-One filed an amendment to its previous Weifang Shengtai 8-K filing that also contained an audit report on Weifang Shengtai’s December 31, 2003 financial statements; this audit report, however, was the Unqualified Audit Report.

As you are aware, Grant Thornton Beijing is not a Member Firm of Grant Thornton International (GTI), a non-practicing, non-trading, not-for-profit membership corporation organized under the laws of the State of Illinois, U.S.A. As David McDonnell, GTI’s Chief Executive Worldwide, noted in his letter, dated 25 April 2003, to Madam Hong Ying:

Grant Thornton Beijing is not a member firm of Grant Thornton. Grant Thornton Beijing is a joint venture between Grant Thornton Hong Kong and Fu Qian CPAs. Grant Thornton International allowed Grant Thornton Beijing to sign off internationally referral work because all of this was supervised by partners of Grant Thornton Hong Kong.

Again, in a letter, dated 17 June 2003, to Madam Hong Ying, David McDonnell emphasized that:

Grant Thornton Beijing should not hold itself out as an independent member firm of Grant Thornton International. Its participation in Grant Thornton International has always been allowed because of the involvement and ownership in Grant Thornton Beijing by Grant Thornton Hong Kong, a long standing member firm of Grant Thornton International.

EXHIBIT 16.1

Grant Thornton International Grant Thornton	Grant Thornton
Divisional Office
Asia Pacific

Finally, I direct your attention to Article 68 of the Joint Venture Agreement, which clearly provides:

Party A [the Chinese Mainland Joint Venturer] shall never use unilaterally the wordings “Grant Thornton...” or any combination of these wordings or their meaning or pronunciation for its own sake.-This provision shall still remain effective after the terminations of the Contract due to the expiration of the term or other reasons.

As you should be aware, Grant Thornton Hong Kong did not perform the required review of the Weifang Shengtai audit reports before they were issued- Nor did Grant Thornton LLP, the United States Member Firm of GTI, review either of these audit reports for compliance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GRAS) before their filing with the Commission, as mandated by GTI’s policies. To be sure, we do riot know whether or not you have in fact issued the Scope Limitation Audit Report or the Unqualified Audit Report on Weifang Shengtai or whether or not Bio-One filed these reports with the Commission with your permission - assuming that you did issue those reports. However, the issuance and filing of these reports in the name of Grant Thornton was clearly improper. If you did issue these audit reports, we demand that you immediately withdraw them, notify Weifang Shengtai of their withdrawal and instruct Weifang Shengtai to notify anyone who may be relying upon them of your withdrawal, including Bio-One. V you did not issue these audit reports, we request that you notify both Weifang Shengtai and Bio-One immediately of the unauthorized use of the name Grant Thornton on these reports.

We understand that the Commission is conducting an investigation that encompasses these filings, and are therefore sending a copy of this letter to the Commission staff responsible for the investigation. Since Bio-One filed the Scope Limitation Audit Report and Unqualified Audit Report with the Commission, we are also giving the Company notice of this improper use of the Grant Thornton name on those audit reports by sending it a copy of this letter so that it can take prompt corrective action.

Finally, if you have issued any other reports in the name of Grant Thornton on any other entity without the active participation and review of Grant Thornton Hong Kong, please notify these other entities that you were not authorized to utilize the name Grant Thornton, that you are withdrawing your reports and that they should notify anyone who may have received your reports that they have been withdrawn.

Very truly yours,

Gabriel Azedo
Divisional Director, Asia Pacific

cc:  Mr. Frank Clark, Chief Executive Officer, Bio-One Corporation
       Mr. Brent Mitchell, Staff Attorney, United States Securities & Exchange Commission
       Mr. Walton Kinsey, Branch Chief, United States Securities & Exchange Commission